October 5, 2016

VIA EDGAR

Tom Kluck

Legal Branch Chief

Office of Real Estate and Commodities

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Tom Kluck
Legal Branch Chief
Office of Real Estate and Commodities

Re:	Avista Healthcare Public Acquisition Corp.
Registration Statement on Form S-1
Filed September 2, 2016, as amended
File No. 333-213465

Dear Mr. Kluck:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Avista Healthcare Public Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 7, 2016, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 1072 copies of the Preliminary Prospectus dated September 30, 2016 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,
CREDIT SUISSE SECURITIES (USA) LLC
As Representative of the Several Underwriters

CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Christopher Eby
Name: Christopher Eby
Title: Director

[Signature Page to Underwriter Acceleration Request Letter]